Exhibit 99.1

14 September 2023

Tremor International Ltd
(“Tremor” or the “Company”)

Intent to File a Motion with Israeli Court Seeking Authorisation for Share Repurchase Program

Tremor International Ltd. (AIM/NASDAQ: TRMR) (“Tremor” or the “Company”), a global leader in data-driven video and Connected TV (“CTV”) advertising technology, offering a unified platform that enables advertisers to optimize campaigns and media companies to maximize inventory yield, announced that it intends to file a motion with the Israeli court, as required by Israeli law, seeking approval to authorise the Company to repurchase a further $20 million of its Ordinary Shares from time to time over a term commencing upon the date of the court’s approval of the motion, and ending approximately six months thereafter.

Being an Israeli company, Israeli law requires Tremor to obtain Israeli court approval for the share repurchase program based on IFRS net income thresholds, even though Tremor has sufficient cash reserves and cash flow to fund the proposed share repurchase program.

If and when obtained, the Israeli court approval will provide Tremor with the right to repurchase its shares but does not require the Company to acquire any or a specific number of shares.

The Company expects the Israeli court to take approximately 45 - 60 days to reach a decision and will provide an update if and when court approval is obtained.

Change of Name of Nominated Adviser and Broker

The Company also announces that its Nominated Adviser and Broker has changed its name to Cavendish Capital Markets Ltd following completion of its own corporate merger.

For further information please contact:

Tremor International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@tremorinternational.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
tremorir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia
Kate Kilgallen
Tel: +44 20 7390 0230 or tremor@vigoconsulting.com

Cavendish Capital Markets Ltd.
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

About Tremor International

Tremor International, the parent company of the Nexxen portfolio of advertising technology products and platforms, empowers advertisers, agencies, publishers, and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Tremor International, through its Nexxen-branded products and platforms, delivers a flexible and unified technology stack with advanced and exclusive data at its core. The Company's robust capabilities span discovery, planning, activation, measurement, and optimization - available individually or in combination - all designed to enable partners to reach their goals, no matter how far-reaching or hyper niche they may be.

Tremor International is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, and Asia-Pacific, and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit www.tremorinternational.com and to learn more about the Company's recent rebranding, please visit www.nexxen.com.

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Tremor International and its affiliates identify forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Tremor’s actual results, performance, or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Tremor cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in Tremor International's most recent Annual Report on Form 20-F, which was filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 7, 2023. Any forward-looking statements made by us in this press release speak only as of the date of this press release, and we do not intend to update these forward-looking statements after the date of this press release, except as required by law.